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Falconbridge Limited internal announcement

Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

November 1, 2005

To all employees,

Since October 11, we understand employees have a number of questions about what the proposed friendly takeover of Falconbridge by Inco will mean.

At this early stage, not all answers are available. In fact, some answers will not be available until after the acquisition is completed, or until integration planning is complete.

We remain committed to keeping employees up to date on the proposed combination of Falconbridge and Inco. To this end, below are some questions we are hearing from employees, as well as some responses.

We will continue to update you as the process progresses.

Derek Pannell Chief Executive Officer	Peter Kukielski Chief Operating Officer

The Status of the Offer

Does Inco now own us?
No. Inco has made an offer to acquire Falconbridge. The Boards of Directors of both companies have endorsed the offer, but it has not yet been accepted by shareholders, or received the necessary regulatory approvals. We expect the acquisition will be completed in the first quarter of 2006.

What are the timelines?
Inco's Offer to Purchase Falconbridge was mailed to Falconbridge shareholders on October 24. Unless extended by Inco, Falconbridge shareholders have 60 days from that day to respond to the offer. For the offer to proceed, it needs approval from 2/3 of shareholders. We also need regulatory approval in Canada, the United States and the European Union. We anticipate on having the transaction completed by the first quarter of 2006.

Will there be a competing offer?
That is impossible to predict. Our Board and Inco's Board have endorsed this offer, and we feel it is the option that will provide the best value to shareholders in the short and long term.

When does our name change?
That would occur shortly following the closing of the transaction.

Status of Integration Planning

When will integration activities begin?
The acquisition of Falconbridge by Inco has not yet occurred. We expect this to happen in the first quarter of 2006. Integration activities will not be implemented prior to the closing of the deal. Integration planning has also not yet commenced. What integration will look like, how and when it will occur simply have not been determined. We will be meeting with Inco in the future to discuss what integration will look like, how and when it will occur. At this point in time, these things simply have not been determined. We will keep employees up to date as decisions are made about integration planning.

What are the timelines? Will you start before the deal closes, or wait until the deal closes before people learn more?
Planning will begin in the near term. However, it would be premature to begin integration activities prior to the closing of the transaction.

This acquisition will bring together around 25,500 employees. At the operational level, we anticipate very little, if any, job loss will occur. It is anticipated that there will be 100-150 positions eliminated in Sudbury — this can hopefully be accomplished through normal attrition — but in the medium and longer term we see job creation in Sudbury.

At the Corporate level, we do expect there will be some necessary changes with the combination of two Toronto-based head offices. It's not possible to say how many people will be affected; this will be studied in the coming months. It's also impossible to say when any changes may occur, as the acquisition has not yet been completed. We can say three things, though:

First, both Inco and Falconbridge agree that respect for employees is a fundamental principle, and we will be offering as much support and understanding as we can to employees. Wherever possible, normal attrition and retirements will be used to lessen potential impacts.

Second, this activity will apply to both companies. Our priority will be to build the best possible team from our considerable combined talent.

And third, we will keep you informed as we proceed through this process.

What's happening in Sudbury? How many jobs will be lost at Sudbury operations?
Both companies have operations in Sudbury, and we see tremendous synergies here. We will be able to become much more competitive by matching feeds and processing facilities to maximize the output and efficiency. Over the medium and long term, we see this combination as creating jobs in Sudbury. In the short term, we anticipate 100-150 positions will be eliminated. This can hopefully be accomplished through normal attrition.

What will happen in Nikkelverk and our nickel sales offices?
The combination of Inco and Falconbridge requires regulatory clearance from authorities in Canada, the U.S. and from the European Union. We are optimistic that this will be accomplished within three months or so. There could potentially be some competition issues affecting a very limited and highly specialized range of nickel products made by both Inco and Falconbridge. It is possible that this may affect the Nikkelverk refinery and related marketing organizations in Brussels, Tokyo and Pittsburgh; however, no determination has been made in this regard yet. We will ensure that employees are informed as decisions are reached.

What we are certain of is this: Nikkelverk is an excellent refinery, with outstanding people. We are certain it will continue to produce top-quality product and provide employment for years to come.

What will the impact be on sales and marketing offices? What will happen to employees in exploration or at the Technology Centre in Sudbury? Are these people considered the same as other Corporate staff that will be rationalized?
Integration planning has not yet commenced. What integration will look like, how and when it will occur simply have not been determined. We will keep employees up to date as decisions are made about integration planning.

What will happen in New Caledonia? How will our project team be affected by the integration?
We see a very exciting future in New Caledonia. We will be looking for synergies on the island, and given the possible shortage of skilled workers in New Caledonia, we will likely be exploring options for Goro and Koniambo to help one another. But at this early stage, what these synergies will be are impossible to determine. For now, we will be proceeding as usual with the project.

Who is leading the integration? Will there be a committee?
Executives from both companies will be involved, including Ron Aelick, who will be in charge of integration following the completion of the deal as Executive Vice-President of Integration.

Derek will also be closely involved, as will our senior HR people.

Investor Information
This communication is being made is respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators.
INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

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The Status of the Offer
Status of Integration Planning